RF INDUSTRIES, LTD.	For Immediate Release

Investor Contact:	Company Contact:
John Nesbett/Jennifer Belodeau	James Doss, President
Institutional Marketing Services (IMS)	(858) 549-6340
(203) 972-9200	rfi@rfindustries.com
jnesbett@institutionalms.com

RF Industries First Quarter: Record Quarterly Net Income; Revenues Increase 89% with Diluted Earnings Per Share of $0.19

San Diego, California, March 12, 2013 – RF Industries Ltd. (NASDAQ: RFIL) announced quarterly sales and consolidated net income for the first quarter ended January 31, 2013.

For the first quarter ended January 31, 2013, the Company reported net sales of $10,509,000, an increase of $4,950,000, or 89%, as compared to $5,559,000 in the same quarter of fiscal 2012. Consolidated net income for the quarter was a record $1,482,000, or $0.21 per basic and $0.19 per diluted share, compared to consolidated net income of $115,000 or $0.02 per basic and diluted share in the first quarter of 2012.

First Quarter Fiscal 2013 Results

“Our significant growth in revenues and profitability during the first quarter was a result of improved revenues and increased gross margins in each of the four segments of our business. In particular, our Cables Unlimited division continued to see strong demand for its OptiFlex™ Hybrid Custom Fiber Optic and DC Power Cabling solution for wireless towers, which resulted in improved gross margins as increased orders and production outpaced fixed manufacturing costs. Our RF Wireless segment also experienced continued growth related to the fulfillment of its previously reported $2.6 million order from the Los Angeles County Fire Department. Finally, selling and general expenses decreased significantly in 2013 as a percentage of sales in spite of $368,000 in charges that were not incurred during the first quarter of 2012. We are optimistic that the second quarter will see growth in both sales and earnings over the second quarter of last year even though RF Wireless sales will decrease from last quarter as we deliver the last installment of the Los Angeles County Fire Department order,” said Howard Hill, RFI’s CEO.

Sales at Cables Unlimited were $5,392,000 for the first quarter, an increase of $3,948,000, or 273% compared to $1,444,000 in the first quarter of fiscal 2012. Most of the increase in net sales was the result of the recently introduced Optiflex cabling solution, sales of which represented approximately $3,600,000 in the 2013 fiscal quarter. Cables Unlimited did not offer the Optiflex cable products during the first quarter last year. Cables Unlimited reported gross margin of 41% compared to 37% in the same quarter last year. Operating income for Cables Unlimited in the first quarter was $1,495,000, or 28% of sales, compared to operating income of $23,000 in the first quarter of last year.

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RF Connector and Cable Assembly segment sales increased by $713,000, or 23% to $3,817,000 in the quarter with gross margin of 54% compared to sales of $3,104,000 with gross margin of 51% in the same quarter last year. Operating income in the first quarter of fiscal 2013 increased to $287,000, or 8% of sales, from $104,000, or 3% of sales in the first quarter of last year. All of the Company’s corporate overhead is allocated to the RF Connector and Cable Assembly segment.

First quarter sales at our Medical Cabling and Interconnector segment increased to $686,000 with gross margin of 43% as compared to fiscal 2012 first quarter sales of $674,000. Higher gross margin and lower SG&A drove operating income to $193,000 or 28% of sales, compared to $182,000 in the first quarter of last year.

Our RF Wireless segment sales for the quarter grew 82% to $614,000 compared to $337,000 in the first quarter of fiscal 2012. Gross margin for the first quarter was 61% of sales, compared to 35% of sales last year. Operating income at RF Wireless for the quarter was $86,000, compared to a loss of $108,000 in the first quarter of last year.

Conference Call Information

RF Industries will host a conference call on Tuesday, March 12, 2013 at 11:00 AM Eastern Time to discuss its fiscal year 2013 first quarter results. To participate, callers should dial (877) 407-9210 and international callers may dial (201) 689-8049 and reference conference i.d. 409829. A simultaneous webcast of the conference call can be accessed from the Investor Information page at www.rfindustries.com.

A replay of the call will be available until April 12, 2013 and may be accessed by dialing (877) 660-6853. International callers should call (201) 612-7415. Callers should use conference i.d. 409829.

About RF Industries

RFI manufactures, designs and distributes Radio Frequency (RF) connectors and cable assemblies, medical cabling products, RF wireless products and fiber optic cable products. Coaxial connectors, cable assemblies and custom microwave RF connectors are used for Wi-Fi, PCS, radio, test instruments, computer networks, antenna devices, aerospace, OEM and Government agencies. Medical Cabling and Interconnector products are specialized custom electrical cabling products for the medical equipment monitoring market. RF Wireless products include digital data transceivers for industrial monitoring, wide area networks, GPS tracking and mobile wireless network solutions. Fiber optic cable, connector and harness products serve computer, aerospace, computer networking and specialty applications.

Forward-Looking Statements

This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the operations of the Cables Unlimited division which was acquired in June 2011; and the Company’s reliance on certain distributors for a significant portion of anticipated revenues. Further discussion of these and other potential risk factors may be found in the Company’s public filings with the Securities and Exchange Commission (www.sec.gov) including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or new information after the date of this release.

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RF INDUSTRIES, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share and share amounts)

	Three Months Ended January 31,
	2013	2012
	(unaudited)

Net sales	$10,509	$5,559
Cost of sales	5,572	3,057

Gross profit	4,937	2,502

Operating expenses:
Engineering	289	290
Selling and general	2,587	2,011

Total operating expense	2,876	2,301

Operating income	2,061	201

Other income	2	18

Income before provision for income taxes	2,063	219
Provision for income taxes	581	104

Net income attributable to RF Industries, Ltd. and Subsidiary	1,482	115

Net income attributable to noncontrolling interest	--	2

Consolidated net income	$1,482	$117

Earnings per share:
Basic	$0.21	$0.02

Diluted	$0.19	$0.02

Weighted average shares of common stock outstanding:
Basic	7,074,095	7,002,929

Diluted	8,004,166	7,720,534

RF INDUSTRIES, LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
(in thousands, except share data)

	January 31,	October 31,
	2013	2012
ASSETS	(unaudited)	(unaudited)
CURRENT ASSETS:
Cash & Cash Equivalents	$6,949	$5,492
Trade Accounts Receivable, net	5,779	5,167
Inventories	6,737	6,984
Other Current Assets	950	640
Deferred Tax Assets	761	761
TOTAL CURRENT ASSETS	21,176	19,044
Property and Equipment, net	1,143	1,204
Goodwill	3,076	3,076
Amortizable Intangible Assets, net	1,572	1,627
Non-amortizable Intangible Assets	410	410
Note Receivable from Stockholder	67	67
Other Assets	35	35
TOTAL ASSETS	$27,479	$25,463

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts Payable	$1,056	$1,429
Accrued Expenses	2,361	2,101
Customer Deposit	51	-
Income Taxes Payable	333	610
TOTAL CURRENT LIABILITIES	3,801	4,140
Deferred Tax Liabilities	1,077	1,077
Other Long-Term Liabilities	5	16
TOTAL LIABILITIES	4,883	5,233
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common Stock – authorized 20,000,000 shares at $0.01 par value; 7,467,809 and 6,978,374 shares issued and outstanding, respectively	75	70
Additional Paid-in Capital	13,586	12,007
Retained Earnings	8,935	8,153
TOTAL STOCKHOLDERS’ EQUITY	22,596	20,230
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$27,479	$25,463